

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 31, 2008

Mr. Roger B. Plank
Executive Vice President and Chief Financial Officer
Apache Corp.
2000 Post Oak Boulevard, Ste 100
Houston, Texas 77056-4400

   Re: Apache Corp.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed February 29, 2008
     File No. 1-4300

Dear Mr. Plank:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2007

Management Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 40

1.   We note you have disclosed derivatives as a critical accounting policy. Tell us
        why you have not included a discussion of the impact of your hedging activities
        and derivative instruments on your current and future results of operations, given
        the requirements of Regulation S-K Item 303(a)(3)(ii) and the guidance under
        Financial Reporting Codification Section 501.02.

Critical Accounting Policies and Estimates, page 43

2.   Revise your discussion of critical accounting policies to address the impact of
        reasonably possible changes to estimates and why the estimates or assumptions
        bear the risk of change. Refer to the guidance for critical accounting estimates
        provided by Financial Reporting Codification Section 501.14.

Quantitative and Qualitative Disclosures About Market Risk, page 46

3.   Tell us why weather, climate and government risk are shown here as a "market"
        risk and how these disclosures meet the requirements of Regulation S-K Item 305.

4.   Provide the disclosures required by Regulation S-K, Item 305 as to the impact of
        interest rate risk on the fair value of your fixed rate debt.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 48

5.   We note your disclosure that your officers concluded that your "disclosure
        controls were effective, providing effective means to insure that information [you]
        are required to disclose under applicable laws and regulations is recorded,
        processed, summarized, and reported in a timely manner." In future filings,
        revise to clarify that your disclosure controls and procedures are designed to
        ensure that information required to be disclosed by you in the reports you file or
        submit under the Act is recorded, processed, summarized and reported, within the
        time periods specified in the Commission's rules and forms. Also clarify, if true,
        that your officers concluded that your disclosure controls and procedures are
        effective to ensure that information required to be disclosed in the reports that you
        file or submit under the Exchange Act is accumulated and communicated to your
        management, including your chief executive officer and chief financial officer, to

allow timely decisions regarding required disclosure. See Exchange Act Rule
13a-15(e).

Engineering Comments

General

6.   Please provide us with a copy of your reserve report as of December 31, 2007.
Please provide this on electronic media, such as CD-ROM, if possible. If you
would like this information to be returned to you, please follow the guidelines in
Rule 12b-4 under the Exchange Act of 1934. See also Rule 83 under the Freedom
of Information Act if you wish to request confidential treatment of that
information. Please send the report to James Murphy at mail stop 7010.

Business and Properties, page 1

International, page2

7.   Please revise your document to remove the recoverable natural gas and associated
liquids reserve estimate of the Qasr field. Item 102 of Regulation S-K states only
reserves that meet the definition of proved reserves in Rule 4-10(a) of Regulation
S-X may be disclosed in a document filed with the SEC.

Canada, page 5

8.   Please provide support for your claim that you are one of Canada's largest
producers of coal bed methane.

Risk Factors, page 13

International Operations have uncertain political, economic and other risks, page 15

9.   Please revise or remove the last two paragraphs of this risk factor as it appears
they are mitigating the identified risk.

We have limited control over the activities on properties we do not operate, page 16

10.   Please revise your document to disclose the percent of your reserves that you act
as operator.

Costs incurred related to environmental matter, page 17

11.   Please revise your document to remove the mitigating language from this risk factor.

Closing Comments

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551- 3761, Kimberly Calder at 202-551-3701 or Chris White, Branch Chief, at (202) 551- 3461 if you have questions regarding comments on the financial statements and related matters. You may contact James Murphy, Petroleum Engineer, at (202) 551- 3703 with questions about engineering comments. Please contact Laura Nicholson at (202) 551- 3584 or Melissa Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director